

August 6, 2014

<u>Via E-mail</u>
Kevin Boyle
Senior Vice President, General Counsel and Secretary
Alion Science and Technology Corporation
1750 Tysons Boulevard, Suite 1300
McLean, VA 22102

> **Re: Alion Science and Technology Corporation
> Registration Statement on Form S-1
> Filed July 29, 2014
> File No. 333-197705**

Dear Mr. Boyle:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement or providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment and any amendment to your registration statement, we may have additional comments.

<u>General</u>

1. Please provide us with your supplemental analysis as to why the changes to the Third Lien Senior Secured Notes already being offered under your effective registration statement (333-193932), individually and collectively, are not so significant that your offering would involve a new security. In particular, please address the economic differences to investors under the notes' original terms versus their new terms. Please specifically address what impact the changes in the overall interest rates, the increase in the amount of interest payable in PIK notes and the decrease in the amount payable in cash will have on note holders over the term of the notes. Please also address whether a new security is involved because of the requirement to pay all interest in PIK under the circumstances described in "Amended Terms of the Third-Lien Notes" on page ii.   If you conclude that this offering does involve a new security, please amend the registration statement to include the full principal amount of all of the Third Lien Senior Secured Notes offered in the exchange and as PIK notes in your fee table, and file a form of the

Kevin Boyle
Alion Science and Technology Corporation
August 6, 2014
Page 2

new indenture as an exhibit to the registration statement so that it will be qualified at effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Craig Slivka, Special Counsel, at 202-551-3729 or me at 202-551-3765 with any questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Laurie Green (*via E-mail*)

David Cole (*via E-mail*)
Holland & Knight